Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 17, 2024	Stuart H. Coleman Member of the Firm
d +1.212.969.3350
f 212.969.2900
scoleman@proskauer.com
www.proskauer.com

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Raymond Be

Re:	CPG Carlyle Commitments Fund, LLC (File No. 811-22763) and CPG Focused Access Fund, LLC (File No. 811-23355)

Dear Mr. Be:

On behalf of each of CPG Carlyle Commitments Fund, LLC (the "Carlyle Fund") and CPG Focused Access Fund, LLC (the "Focused Access Fund", and together with the Carlyle Fund, the "Funds"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to the undersigned and Amina Batyreva on April 16, 2024. The Staff's comments related to the Carlyle Fund's Registration Statement on Form N-2 filed with the Commission on January 30, 2024 and April 1, 2024 (the "Carlyle Fund Registration Statement") and to the Focused Access Fund's Registration Statement on Form N-2 filed with the Commission on January 30, 2024, February 21, 2024 and April 1, 2024 (the "Access Fund Registration Statement", and together with the Carlyle Fund Registration Statement, the "Registration Statements").

For the convenience of the Staff, set forth below are the comments we received from the Staff. We have discussed the Staff's comments with representatives of the Fund. The responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statements.

Investment Program – Due Diligence

1.	Comment. On page 35 of the Access Fund Registration Statement filed on January 30, 2024 and February 21, 2024 and on page 45 of the Carlyle Fund Registration Statement filed on January 30, 2024, language was added stating that "[o]n April 1, 2024, the Investment Committee will become solely responsible for portfolio allocation and for final investment decisions." Please clarify that the Investment Committee's actions with respect to portfolio allocation and final investment decisions will be subject to the oversight of the Board of Directors.

Response. We note that the referenced language was removed from the Funds' Registration Statements as filed on April 1, 2024.

Certain U.S. Federal Income Tax Considerations

2.	Comment. In the first paragraph of the section entitled "Certain U.S. Federal Income Tax Considerations" in each Registration Statement, please delete the language stating that the summary in that section "does not purport to be a complete description of all the income tax considerations applicable to such an investment."

Response. We will remove this statement.

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If you have any further questions, please do not hesitate to contact me at my number set forth above.

Very truly yours,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc:	Amina Batyreva
Wendy Li